CIRCUS AND ELDORADO JV, LLC

(FKA CIRCUS AND ELDORADO JOINT VENTURE)

SILVER LEGACY CAPITAL CORP.

100 WEST LIBERTY STREET, SUITE 1150

RENO, NEVADA 89501

September 14, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request to Withdraw Application for Qualification of Indenture on Form T-3 (File No. 022-28979)

Ladies and Gentlemen:

In accordance with Section 307(a) of the Trust Indenture Act of 1939, as amended (the “TIA”), each of Circus and Eldorado JV, LLC, a Nevada limited liability company (fka Circus and Eldorado Joint Venture, a Nevada general partnership), and Silver Legacy Capital Corp., a Nevada corporation (collectively, the “Applicants”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) immediately or as soon as practicable after the date hereof consent to the withdrawal of the Applicants’ above-captioned application for qualification of an indenture on Form T-3, originally filed by the Applicants on September 21, 2012, including all exhibits filed therewith and all amendments thereto (collectively, the “Application”).

The Applicants submit this request for withdrawal as the Issuers do not intend to pursue the contemplated offering of securities (as described in the Application) under an indenture required to be qualified under the TIA. The Applicants confirm that no securities have been or will be distributed, issued or sold pursuant to the Application and that the Application has not been declared effective by the Commission.

Please send a copy of the order consenting to the withdrawal of the Application to Deborah Conrad, Milbank, Tweed, Hadley & McCloy LLP, 2029 Century Park East, 33rd Floor, Los Angeles, California 90067; email: dconrad@milbank.com.

If you have any questions with respect to this request, please call Deborah Conrad, Esq. of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Applicants at (424) 386-4671.

Sincerely,

CIRCUS AND ELDORADO JV, LLC
fka CIRCUS AND ELDORADO JOINT VENTURE

By:	/s/ Gary L. Carano
Name:	Gary L. Carano
Title:	Chief Executive Officer

SILVER LEGACY CAPITAL CORP.

By:	/s/ Gary L. Carano
Name:	Gary L. Carano
Title:	Chief Executive Officer

Cc: Deborah Conrad, Esq. at Milbank, Tweed, Hadley & McCloy LLP